UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SYNTEC OPTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87169M105

(CUSIP Number)

Christopher Rodi

c/o Syntec Optics Holdings, Inc.

515 Lee Road

Rochester, NY 14606

Phone: (585) 768-2513

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Al Kapoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,631,090
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,631,090
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,631,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.49%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Syntec Optics Holdings, Inc., a Delaware corporation, formerly known as OmniLit Acquisition Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 515 Lee Road, Rochester, New York 14606.

Item 2. Identity and Background

This Schedule 13D is being filed by Al Kapoor (the “Reporting Person”), a citizen of the United States. The reporting person’s present principal occupation is Chairman of the Board of Directors of the Issuer. The Reporting Person’s business address is 515 Lee Road, Rochester, New York 14606.

During the last five years, the Reporting Person was not (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

(a)	Initial Acquisition of Securities from Legacy Syntec: The Reporting Person was chairman of the Board for Syntec Optics, Inc., a Delaware corporation (“Legacy Syntec”), and acquired shares of Legacy Syntec’s common stock par value $0.001 per share (the “Legacy Syntec Common Stock”) through his participation at Legacy Syntec, constituting 28,035,312 of the total 30,631,090 shares.

Acquisition of Securities in SPAC Transaction:

OmniLit Acquisition Corp. (“OmniLit”), Legacy Syntec, and Optics Merger Sub, Inc. (“Merger Sub”) entered into that certain Business Combination Agreement, dated May 9, 2023, pursuant to which Merger Sub merged with and into Legacy Syntec effective November 7, 2023 (the “Merger”), with Legacy Syntec continuing as the surviving corporation in the Merger and a wholly owned subsidiary of OmniLit upon the closing of the transactions contemplated therein. In connection with the closing of the Merger on November 7, 2023 (the “Closing”), OmniLit filed Amended and Restated Certificate of Incorporation with the Delaware Secretary of State pursuant to which, among other things, the name of OmniLit was changed to Syntec Optics Holdings, Inc. and the merger securities commenced trading on Nasdaq on November 8, 2023.

At the Closing, by virtue of the Merger and without any action on the part of OmniLit, Merger Sub, Legacy Syntec or the holders of any of the following securities:

Each outstanding share of Legacy Syntec’s common stock, par value $0.001 per share (“Legacy Syntec Common Stock”), converted into (i) a certain number of shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), totaling 31,600,000 shares (including the conversion and assumption of the options to purchase shares of Legacy Syntec Common Stock described below), which is equal to (x) $316,000,000 divided by (y) $10.00 (the “Merger Consideration”) and (ii) the contingent right to receive Earnout Shares (as defined below) (which may be zero) following the Closing.

In addition to the Merger Consideration set forth above, additional contingent shares (“Contingent Earnout Shares”) may be payable to each holder of shares of Legacy Syntec Common Stock in the Merger, subject to achieving specified milestones, up to an aggregate of 26,000,000 additional shares of Common Stock in three tranches.

OmniLit will issue 26,000,000 additional shares of Common Stock (the “Contingent Earnout”) to Legacy Syntec’s existing stockholders at the Closing, which Contingent Earnout shares will vest upon achievement of the targets set forth in this Section 3.4(b) of the Business Combination Agreement. The Contingent Earnout shares will vest upon the Company’s Common Stock achieving the following stock trading price thresholds (the “Contingent Earnout Trigger Price”) following the Closing: one-third (1/3rd) at $12.50 per share, one-third (1/3rd) at $14.00 per share, and one-third (1/3rd) at $15.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like). The Contingent Earnout shares which remain unvested as of the date five (5) years from the Closing (the “Earnout Period”) will be deemed cancelled and no longer subject to vesting. The achievement of the Contingent Earnout Trigger Price will be based on either (a) the closing price of the Company’s common stock equaling or exceeding the specified threshold for twenty (20) trading days within any thirty (30)-trading day period following the Closing, or (b) upon the consummation of a change of control transaction in which the per share price implied in such change of control transaction is greater than or equal to the applicable threshold. All Contingent Earnout shares will be issued pro rata to Legacy Syntec stockholders in proportion to their owned shares of Legacy Syntec common stock immediately prior to the Closing.

(b)	The Reporting Person was managing member for OmniLit Sponsor LLC, a Delaware corporation (“Sponsor”), and acquired 2,595,778 of the total 30,631,090 shares by serving as an investor in OmniLit Acquisition Corp. before the closing of the Business Combination (as defined above). The consideration paid by the Sponsor for such shares was funded by capital contributions by the members of the Sponsor and acquired as founder shares. The foregoing description of founder shares is not intended to be complete and is qualified in its entirety by reference to the full text of registration statements filed with the SEC S-4/A on October 5, 2023 which is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

A description of the Merger and the terms of the Business Combination Agreement are included in the proxy statement/prospectus, dated October 5, 2023 (the “Proxy Statement/Prospectus”) as filed with the Securities and Exchange Commission (the “SEC”) in the section entitled “Proposal No. 1 — The Business Combination Proposal” of the Proxy Statement/Prospectus.

The foregoing description of the Business Combination Agreement is a summary only and is qualified in its entirety by the full text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 99.1, which are incorporated herein by reference.

Capitalized terms used but not defined in this Report have the meanings set forth in the Proxy Statement/Prospectus.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes. The Reporting Person intends to evaluate this investment in the Issuer with respect to such investment on an ongoing basis. The Reporting Person may acquire additional shares of Common Stock and/or other securities of the Issuer from time to time, and may dispose of any or all of such shares of Common Stock or other securities held or beneficially owned by the Reporting Person at any time subject to regulatory or other restrictions. The Reporting Person serves as the Chairman of the Board of Directors of the Issuer, and in such capacity, may have influence over the corporate activities of the Issuer.

The Reporting Person reserves the right to change its purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Person owns 30,631,090 shares of Common Stock. The Reporting Person’s holdings represent an aggregate of approximately 83.49% of the Issuer’s issued and outstanding shares of Common Stock (based on 36,688,266 shares of Common Stock outstanding as of November 8, 2023, to be reported in the Issuer’s Current Report on Form 8-K filing with the SEC).

The information set forth in Item 3 of this Schedule 13D regarding certain contingent rights to receive additional Common Stock is hereby incorporated by reference into this Item 5(a).

(b)	The Reporting Person has the sole power to vote and dispose of 30,631,090 shares of Common Stock. The Reporting Person has the shared power to vote or dispose of zero (0) shares of Common Stock.

(c)	Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Person during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Contemporaneously with the execution and delivery of the Business Combination Agreement, the Issuer and the Reporting Person, entered into the Registration Rights Agreement (the “Registration Rights Agreement”). The Reporting Person is a party to the Registration Rights Agreement.

The Reporting Person is also party to an indemnification agreement with the Issuer, which requires the Issuer to indemnify him for certain expenses, including reasonable attorneys’ fees, incurred in actions or proceedings arising out of his service as a director and officer of the Issuer, subject to certain conditions.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

In connection with the Issuer’s initial public offering, Reported Person as Sponsor purchased from OmniLit Acquisition Corp. an aggregate of 4,201,750 private warrants for $1.00 per warrant with each private warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share (“Private Warrants”). The Private Warrants are exercisable, from time to time, in whole or in part, per registration statements filed with the SEC.

The foregoing description of private warrants is not intended to be complete and is qualified in its entirety by reference to the full text of agreement copy which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.1	Agreement and Plan of Merger, dated as of May 9, 2023 by and among OmniLit Acquisition Corp., OmniLit Merger Sub Inc. and Syntec Optics, Inc.

99.2	Form of Amended and Restated Registration Rights Agreement

99.3	Form of Private Placement Warrants Purchase Agreement between the Registrant and OmniLit Sponsor LLC

99.4	S-4/A (Registration statement - business combination)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2023

By:	/s/ Al Kapoor
Al Kapoor